SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.        )*

Decarbonization Plus Acquisition Corporation IV

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G2773W103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2773W103

1	Name of Reporting Persons Decarbonization Plus Acquisition Sponsor IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,698,495 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,698,495 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,698,495 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.47% (3)
12	Type of Reporting Person FI (Cayman Islands limited liability company)

(1)

The shares reported above are the Issuer’s Class B ordinary shares that are convertible into the Issuer’s Class A ordinary shares on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254259).

(2)	Does not include 12,488,255 of the Issuer’s Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 39,531,250 of the Issuer’s ordinary shares outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. G2773W103

1	Name of Reporting Persons Decarbonization Plus Acquisition Sponsor Holdings IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,698,495 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,698,495 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,698,495 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.47% (3)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)

The shares reported above are the Issuer’s Class B ordinary shares that are convertible into the Issuer’s Class A ordinary shares on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254259).

(2)	Does not include 12,488,255 of the Issuer’s Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 39,531,250 of the Issuer’s ordinary shares outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. G2773W103

1	Name of Reporting Persons Riverstone Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,698,495 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,698,495 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,698,495 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.47% (3)
12	Type of Reporting Person OO (Delaware limited liability company)

(1)

The shares reported above are the Issuer’s Class B ordinary shares that are convertible into the Issuer’s Class A ordinary shares on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254259).

(2)	Does not include 12,488,255 of the Issuer’s Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 39,531,250 of the Issuer’s ordinary shares outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. G2773W103

1	Name of Reporting Persons David M. Leuschen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,698,495 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,698,495 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,698,495 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.47% (3)
12	Type of Reporting Person IN

(1)

The shares reported above are the Issuer’s Class B ordinary shares that are convertible into the Issuer’s Class A ordinary shares on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254259).

(2)	Does not include 12,488,255 of the Issuer’s Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 39,531,250 of the Issuer’s ordinary shares outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

CUSIP No. G2773W103

1	Name of Reporting Persons Pierre F. Lapeyre, Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 7,698,495 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,698,495 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,698,495 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.47% (3)
12	Type of Reporting Person IN

(1)

The shares reported above are the Issuer’s Class B ordinary shares that are convertible into the Issuer’s Class A ordinary shares on a one-for-on basis, subject to adjustment pursuant to certain anti-dilution rights, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254259).

(2)	Does not include 12,488,255 of the Issuer’s Class A ordinary shares which may be purchased by exercising warrants that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on the 39,531,250 of the Issuer’s ordinary shares outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

Item 1.

(a)	Name of Issuer:

Decarbonization Plus Acquisition Corporation IV (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2744 Sand Hill Road

Menlo Park, CA 94025

Item 2.

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Decarbonization Plus Acquisition Sponsor IV LLC (“Sponsor”)

Decarbonization Plus Acquisition Sponsor Holdings IV LLC (“Holdings”)

Riverstone Holdings LLC (“Riverstone”)

David M. Leuschen

Pierre F. Lapeyre, Jr.

(b)	Address or Principal Business Office:

The address of each of the Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c)	Citizenship of each Reporting Person is:

The Sponsor is organized in the Cayman Islands. Riverstone and Holdings are organized in the State of Delaware. David M. Leuschen and Pierre F. Lapeyre, Jr. are each citizens of the United States.

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”).

(e)	CUSIP Number:

G2773W103

Item 3.

Not applicable.

Item 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2021, based upon 39,531,250 Class A Ordinary Shares outstanding as of November 15, 2021 and assumes the conversion of the Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”) of the Issuer held by the Reporting Persons into Class A Ordinary Shares on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Decarbonization Plus Acquisition Sponsors IV LLC	7,698,495	19.47%	0	7,698,495	0	7,698,495
Decarbonization Plus Acquisition Sponsor Holdings IV LLC	7,698,495	19.47%	0	7,698,495	0	7,698,495
Riverstone Holdings LLC	7,698,495	19.47%	0	7,698,495	0	7,698,495
David M. Leuschen	7,698,495	19.47%	0	7,698,495	0	7,698,495
Pierre F. Lapeyre Jr.	7,698,495	19.47%	0	7,698,495	0	7,698,495

Sponsor is the record holder of 7,698,495 Class B Ordinary Shares. David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone, which is the managing member of Holdings. Holdings is managing member of the Sponsor. As a result, each of these persons and entities may be deemed to share beneficial ownership of the shares held by Sponsor. Each such person or entity disclaims any such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	DECARBONIZATION PLUS ACQUISITION SPONSOR IV LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

DECARBONIZATION PLUS ACQUISITION SPONSOR HOLDINGS IV LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

RIVERSTONE HOLDINGS LLC

	By:	/s/ Peter Haskopoulos
	Name:	Peter Haskopoulos
	Title:	Authorized Person

/s/ Peter Haskopoulos, attorney-in-fact
David M. Leuschen

/s/ Peter Haskopoulos, attorney-in-fact
Pierre F. Lapeyre, Jr.

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement.